FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

STOCK EXCHANGE RELEASE November 18, 2015	1 (4)

Nokia launches its public exchange offer for all the outstanding shares, American depositary shares and OCEANE convertible bonds of Alcatel-Lucent

Nokia Corporation

Stock Exchange Release

November 18, 2015 at 13:45 (CET +1)

Nokia launches its public exchange offer for all the outstanding shares, American depositary shares and OCEANE convertible bonds of Alcatel-Lucent

Espoo, Finland – Following the clearance decision on Nokia’s public exchange offer by the French stock market authority (Autorité des Marchés Financiers, the “AMF”) on November 12, 2015, Nokia announced today that it has commenced a public exchange offer to exchange all outstanding ordinary shares (the “Alcatel-Lucent Shares”), American depositary shares (the “Alcatel-Lucent ADSs”) and OCEANE convertible bonds (the “OCEANEs”) of Alcatel-Lucent for Nokia shares or Nokia American depositary shares (“Nokia ADSs”). Nokia believes that the combined company will be better positioned to compete as a world leader in network technologies over the long-term. The boards of directors of both companies unanimously support the proposed combination.

“With the launch of this public exchange offer, we are entering the final phase of our proposed acquisition of Alcatel-Lucent in a position of strength and are on track to be ready to operate as one company,” said Nokia President and CEO, Rajeev Suri. “The strategic logic underpinning the combination grows stronger every day and the combined company is expected to offer a long term value creation opportunity for Alcatel-Lucent shareholders and convertible bondholders. A successful public exchange offer would mark the completion of Nokia’s transformation to create a new leader in next generation technology and services for an IP connected world.”

The financial terms of the public exchange offer are as follows:

•	0.5500 Nokia share for every Alcatel-Lucent Share tendered into the offer;

•	0.5500 Nokia ADS for every Alcatel-Lucent ADS tendered into the offer;

•	0.6930 Nokia share for every OCEANE due July 1, 2018 tendered into the offer;

•	0.7040 Nokia share for every OCEANE due January 30, 2019 tendered into the offer; and

•	0.7040 Nokia share for every OCEANE due January 30, 2020 tendered into the offer.

The public exchange offer is comprised of two separate offers: the French offer and the U.S. offer, which are made on the same financial terms.

The French offer is being made to:

•	all holders of outstanding Alcatel-Lucent Shares; and

•	all holders of outstanding OCEANEs.

Holders of Alcatel-Lucent Shares and OCEANEs located outside of France may not participate in the French offer except if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French offer.

Nokia has filed with the AMF an offer document which received the visa of the AMF No. 15-573 on November 12, 2015 and sets forth the terms and conditions to the French offer.

STOCK EXCHANGE RELEASE November 18, 2015	2 (4)

The U.S. offer is being made to:

•	all U.S. holders of outstanding Alcatel-Lucent Shares;

•	all holders of outstanding Alcatel-Lucent ADSs, wherever located; and

•	all U.S. holders of outstanding OCEANEs.

Holders of Alcatel Lucent ADSs located outside of the United States may participate in the U.S. offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. offer.

Nokia has filed a prospectus/offer to exchange on Form F-4, which was declared effective on November 13, 2015, and a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission. The prospectus/offer to exchange sets forth the terms and conditions to the U.S. offer.

The public exchange offer for the Alcatel-Lucent shares and OCEANEs will be open for 26 French trading days, from November 18, 2015 until and including December 23, 2015. The deadline for tendering Alcatel-Lucent shares and OCEANEs into the exchange offer is 5:00PM Paris time (11:00AM New York City time) on December 23, 2015. The deadline for tendering Alcatel-Lucent ADSs into the U.S. offer is 5:00PM New York City time on December 22, 2015.

Documentation relating to the public exchange offer and the related listing of shares is available on Nokia’s website on http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction and http://company.nokia.com/en/investors/financial-reports/sec-filings as well as on the transaction site on www.newconnectivity.com.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

ENQUIRIES

Media Enquiries:

Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

STOCK EXCHANGE RELEASE November 18, 2015	3 (4)

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s and Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “believe,” “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the opening and expected timeline of the exchange offer; the positioning of the combined company to compete, statements made by Mr. Suri, including with respect to the strategic rationale for the transaction, Nokia’s transformation and the expected benefits of the proposed transaction. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the ability of Nokia to integrate Alcatel Lucent into Nokia operations; the success of the exchange offer; the performance of the global economy; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American depositary shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

STOCK EXCHANGE RELEASE November 18, 2015	4 (4)

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).